EXHIBIT 99.2

 Magal Security Systems Reports Second Quarter 2011 Financial Results

Press Release
Source: Magal Security Systems Ltd
On Wednesday August 31, 2011, 4:03 am EDT

YAHUD, Israel, August 31, 2011 /PRNewswire/ --Magal S3 Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced its financial results for the three and six month period ended June 30, 2011. Management will hold an investors' conference call later today, at 9:00 a.m. Eastern Time and 4:00 p.m. Israel time, to discuss the results.

SECOND QUARTER 2011 RESULTS SUMMARY

Revenues for the second quarter of 2011, totaled $15.7 million, an increase of 37.0% compared to the $11.4 million reported in the second quarter of 2010.

Gross profit for the second quarter of 2011 was $6.4 million, or 40.8% of revenues. This is an increase of 76.3% compared to a gross profit of $3.6 million, or 31.7% of revenues, reported in the second quarter of 2010.

Operating profit for the second quarter of 2011 totaled $0.4 million, compared to an operating loss of $1.7 million, reported in the second quarter of 2010.

Financing expenses in the quarter amounted to $243 thousand compared to financial income of $110 thousand in the second quarter of 2010.

Tax expenses in the quarter were $54 thousand compared with a tax benefit of $20 thousand in the second quarter of 2010.

Net income for the second quarter of 2011 was $102 thousand, compared with a net loss of US$1.5 million in the second quarter of 2010.

Net income per basic share in the second quarter of 2011 was $0.01, compared with a net loss per basic share of $0.15 in the same period last year.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said,

"We are very pleased with the results of the second quarter, especially our solid year-over-year improvement in all parameters and our return to profitability. The major contracts that we have won in the past few months, especially in Africa, have begun to contribute to our results and we look forward to their increased contribution in the second half of this year."

Continued Mr. Livneh, "I am also pleased that we have successfully completed our rights offering, with broad participation across our shareholder base. While a portion of the cash raised was used to repay the debt owed to our controlling shareholder, we have greatly improved our working capital levels and we now have a much stronger capital structure. Our improved financial position enables us to better compete for larger scale projects and pursue new opportunities."

INVESTORS' CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, August 31, 2011, at 9:00 a.m. Eastern Time and 4:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US: 1-866-229-7198 ; Israel: 03-918-0687 ; UK: 0-800-404-8418 ; Intl: +972-3-918-0687

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal's website at: http://www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Six months Ended June 30,			Three months Ended June 30,
	2011	2010	% change	2011	2010	% change
Revenue	$27,200	$21,204	28.3	$15,660	$11,430	37.0

Cost of revenue	16,197	13,916	16.4	9,265	7,802	18.7

Gross profit	11,003	7,288	51.0	6,395	3,628	76.3
Operating expenses:
Research and development, net	1,918	2,155	(11.0)	901	1,059	(14.9)
Selling and marketing	6,737	4,545	48.2	3,510	2,312	51.9
General and administrative	3,178	3,875	(18.0)	1,585	1,949	(18.7)
Total operating expenses	11,833	10,575	(11.9)	5,996	5,320	12.7

Operating income (loss)	(830)	(3,287)		399	(1,692)
Financial expense (income), net	398	659	(39.6)	243	(110)

Income (loss) before income taxes	(1,228)	(3,946)		156	(1,582)
Income tax expense (benefit)	254	(20)		54	(20)

Net income (loss)	(1,482)	(3,926)		102	(1,562)
Less: net income (loss) attributable to non-controlling interest	-	-		-	(15)
Net income (loss) attributable to Magal shareholders	(1,482)	(3,926)		102	(1,547)

Basic income (loss) per share from continuing operations	$(0.14)	$(0.52)		$0.01	$(0.15)

	Six months ended June 30,		Three months ended June 30,
	2011%	2010%	2011%	2010%

Gross margin	40.5	34.4	40.8	31.7
Research and development, net as a % of revenues	7.1	10.2	5.8	9.3
Selling and marketing as a % of revenues	24.8	21.4	22.4	20.2
General and administrative as a % of revenues	11.7	18.3	10.1	17.0
Operating margin	(3.1)	(15.5)	2.5	(14.8)
Net margin	(5.4)	(18.5)	0.7	(13.5)

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$22,409	$16,596
Short term bank deposit	434
Restricted deposit	7,209	2,692
Trade receivables	14,362	15,106
Unbilled accounts receivable	1,647	2,927
Other accounts receivable and prepaid expenses	5,264	2,417
Deferred income taxes	735	474
Inventories	11,558	10,340
Total current assets	63,618	50,552

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,800	1,568
Long-term bank deposits	64	2,196
Severance pay fund	2,262	2,148
Total long-term investments and receivables	4,126	5,912

PROPERTY AND EQUIPMENT, NET	7,010	6,794

OTHER INTANGIABLE ASSETS, NET	225	213

GOODWILL	2,142	2,026

TOTAL ASSETS	$77,121	$65,497

CURRENT LIABILITIES:
Short-term bank credit	$7,589	$9,327
Current maturities of long-term bank debt	196	503
Trade payables	4,343	3,937
Customer advanced	13,479	2,428
Other accounts payable, accrued expenses and customer advances	9,550	7,745
Major shareholder loan	9,774	-
Total current liabilities	44,931	23,940

LONG-TERM LIABILITIES:
Long-term bank debt	61	50
Major shareholder loan Deferred income tax	- 216	9,907 190
Accrued severance pay	3,566	3,394
Total long-term liabilities	3,843	13,541

SHAREHOLDERS' EQUITY	28,347	28,016

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$77,121	$65,497
Total bank debt to total capitalization	0.28	0.35
Current ratio	1.42	2.11

For more information:

Magal S3 Ltd.
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
Web: http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com